Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS FIRST QUARTER RESULTS

DENVER, COLORADO — MAY 12, 2008 — BIOFUEL ENERGY CORP. (NASDAQ:BIOF), a development stage ethanol production company, today announced its first quarter results.  For the three months ended March 31, 2008, the Company recorded a net loss to common shareholders after minority interest of $1,778,000 or $0.12 a share.  The Company’s first two ethanol plants are expected to become operational before the end of June.  Final work on the plants is being completed and preparations for start up are underway.  The Company will not generate revenues until the plants are on line.  The Wood River, Nebraska and Fairmont, Minnesota plants each have a nameplate capacity of 115 million gallons a year of fuel grade ethanol.  Cargill, Incorporated will supply the plants’ corn requirements and market the ethanol and distillers grain output.

The $1.8 million quarterly loss was due to $4.1 million of overhead and administrative costs, offset by $526,000 of interest income and the elimination of $1.8 million in minority interest.  Costs reflected $2.5 million of compensation expense, including non-cash charges of $205,000 related to options and restricted stock grants.  Most other costs, including interest, are being capitalized until the plants become operational.

During the first quarter, approximately $44 million was expended on the construction of the Wood River and Fairmont facilities. Through March 31st, a total of $308 million had been spent on their construction.  Based on remaining amounts due under turnkey construction contracts and an estimate of costs to complete those aspects of construction being performed by the Company, a further $12 to $22 million is expected to be expended to complete the facilities, exclusive of corporate overhead and financing charges.

In the first quarter, the Company borrowed $42 million under its bank credit facilities.  At March 31st, $146 million had been drawn on the bank facility and $20 million of subordinated debt remained outstanding.  As of that date, the Company held approximately $51 million of cash in interest bearing accounts.  In October 2007, the Board of Directors approved a $7.5 million stock repurchase plan.  Through March 31st, 714,582 shares had been repurchased at an average price of $5.50 per share. Through May 9th, 726,441 shares had been repurchased at an average price of $5.47 per share, leaving $3,504,000 available for repurchases.  Repurchased shares are being held as treasury stock.

Commenting, Mr. Scott H. Pearce, the Company’s President and Chief Executive Officer, said “Despite the obvious challenges presented by the current crush spread, we remain focused on completing our plants. We have overcome numerous challenges in the course of construction and have little doubt we will face others in the weeks ahead.  After more than two years of planning and construction, it will be a challenging but exciting sixty days.  While the industry’s operating margins are under pressure due to high corn prices, we remain convinced of the important role ethanol will play in our country’s supply of vehicle fuel, which should provide opportunities for the most efficient ethanol producers.  With our plants about to be commissioned, we look forward to keeping you apprised of our progress.”

The Company plans to host a conference call on Tuesday, May 13, 2008 beginning at 11:00 a.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 44169.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 158170.

1801 Broadway, Suite 1060 • Denver, CO • 303.592.8110 • www.bfenergy.com

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy is a development stage company currently engaged in constructing two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	David J. Kornder	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 592-8110
dkornder@bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended March 31,
Summary Income Statement	2008	2007
Revenues	$—	$—
Expenses
Compensation expense	(2,457)	(1,295)
Other	(1,645)	(605)
Total expenses	(4,102)	(1,900)
Interest income	526	13
Loss before minority interest	(3,576)	(1,887)
Minority interest in loss of BioFuel Energy, LLC	1,798	1,733
Net loss	(1,778)	(154)
Beneficial conversion charge	—	—
Net loss to common shareholders	$(1,778)	$(154)

Loss per share - basic and diluted	$(0.12)	$(0.03)

Weighted average shares outstanding
Basic	15,319	5,042
Diluted (a)	32,836	5,042

	March 31,	December 31,
Summary Balance Sheet	2008	2007
Cash and equivalents	$51,335	$55,987
Prepaid expenses	246	194
Property, plant and equipment, net	324,208	276,785
Restricted cash	2,784	2,155
Debt issuance costs, net	8,587	8,852
Other assets	767	126
Total assets	$387,927	$344,099

Total current liabilities	31,647	24,814
Long-term debt, net of current portion	166,112	122,440
Tax financing, net of current portion	5,703	5,823
Hedging liability	829	525
Other liabilities	50	27
Total liabilities	204,341	153,629

Minority interest	67,001	68,799
Stockholders’ equity	116,585	121,671
Total liabilities and stockholders’ equity	$387,927	$344,099

Other Information
Senior bank facility - construction loan	$210,000
Amounts borrowed at March 31, 2008	(146,000)
Available borrowings	$64,000

Total shares oustanding at May 9, 2008 (b)	32,666,869

(a) Diluted shares are not utilized in the GAAP loss per share calculation as they are anti-dilutive.

(b) Includes common shares and class B common shares, net of 726,441 shares held in treasury.